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CLIENT/MATTER NUMBER
114317-0101

May 22, 2017

Mr. David L. Orlic Special Counsel Office of Mergers and Acquisitions Division of Corporate Finance U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

Re:            Rockwell Medical, Inc.
Additional Soliciting Materials on Schedule 14A
Filed May 10, 2017
File No. 000-23661

Dear Mr. Orlic:

On behalf of our client, Rockwell Medical, Inc. ("Rockwell"), set forth below are Rockwell's responses to the May 16, 2017 comments of the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") with respect to the Additional Soliciting Materials on Schedule 14A referenced above.  The numbered items set forth below repeat (in bold italics) the comments of the Staff, and following such comments are Rockwell's responses (in regular type).
General
1.
We note the following disclosure: "On March 13, 2014, Faruqi & Faruqi, LLP issued a press release announcing the investigation of Orchids Paper Company (TIS) for potential breaches of fiduciary duties by its Board of Directors."  This appears to be a press release issued by a law firm seeking client interest in a possible class action lawsuit, and we understand that the law firm was unable to attract any clients to pursue the matter.  Likewise, we note the disclosure on slide 36 that Mr. Ravich has "Threatened Class Action Litigation Experience."  Rule 14a-9 prohibits making charges concerning improper, illegal or immoral conduct, without factual foundation.  Please provide factual foundation for the statements that there was a potential breach of fiduciary duty or that class action litigation was "threatened."

Response:                          We appreciate the Staff's request and reminder regarding Rule 14a-9.  The Company did not state that Mr. Ravich was sued for breach of fiduciary duty, nor was that the intent.  Rather, the Company stated that the referenced law firm had issued a press release announcing the law firm's investigation of Orchids Paper Products Company and the possibility the firm would bring a class action lawsuit for breach of fiduciary duty by Orchids Paper Products' board of directors.  In other words, the law firm was announcing as possible a class action lawsuit against Orchids Paper Products Company for breach of fiduciary duty by Orchids Paper Products' board of directors, which is by definition "threatened" litigation against Orchids Paper Products Company and its board of directors.
Since Mr. Ravich was on Orchids Paper Products' board of directors at the time the law firm threatened a class action lawsuit for breach of fiduciary duty by the board of directors, Mr. Ravich would have been part of such threatened lawsuit.  So, it is fair to say that Mr. Ravich experienced being threatened by class action litigation for potential breaches of his fiduciary duty as a director.
2.            Disclosure states that Mr. Ravich has "Bankruptcy Experience," noting that he "took over as CEO of Odd's-N-End's, a discount retailer, in 1990" and that "[u]nder Ravich, in 1994, Odd's-N-End's filed for Chapter 11 bankruptcy protection."  We understand that Mr. Ravich bought this company out of bankruptcy and took it over in December 1994, not in 1990.  Please provide support for the assertions made in the disclosure.
Response:                          We note that the Staff is correct about Odd's-N-End's being bought out of bankruptcy by Universal International, Inc., at which Mr. Ravich was CEO.  The Company inadvertently misread the dates regarding Odd's-N-End's, and will not include this reference in any future filings.
The statement that Mr. Ravich has "Bankruptcy Experience" is nonetheless correct, and supported by facts.  Mr. Ravich was CEO of Universal International, Inc. during the period it posted losses for eight consecutive quarters and was threatened by bankruptcy, resulting in it being taken over by 99Cents Only Stores, its largest shareholder at the time.  99Cents Stores accomplished the acquisition via a tender offer documents.  The filings done in connection with the tender offer support the view that as CEO of Universal International, Inc. Mr. Ravich was confronted with the potential bankruptcy of the company he ran:

BOSTON BRUSSELS CHICAGO DETROIT	JACKSONVILLE LOS ANGELES MADISON MIAMI	MILWAUKEE NEW YORK ORLANDO SACRAMENTO	SAN DIEGO SAN FRANCISCO SHANGHAI SILICON VALLEY	TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.

U.S. Securities and Exchange Commission
May 22, 2017

•
"In January 1998, the Board of 99CENTS Only Stores began reviewing its ownership interest in Universal.  Throughout January, management of 99CENTS Only Stores discussed with Universal the needs of Universal and its options with respect to its investment in Universal.  The Board of Directors and management of 99CENTS Only Stores continued to evaluate alternatives with respect to the Universal Common Stock, including an acquisition of Universal, a sale of Universal or, possibly, a bankruptcy of Universal."  See Schedule 14D-1 and Schedule 13D, 99Cents Only Stores as bidder and Universal International, Inc. as subject company, as filed with the Commission on August 7, 1998.

•
"By declining to exchange shares of Universal Common Stock for 99CENTS Only Stores Common Stock, shareholders are assuming the risk that the value of shares of Universal Common Stock may not appreciate following the Exchange Offer.  This risk may be intensified by the following issues:

o	Arthur Andersen LLP, Universal's independent public accountants, expressed doubt about Universal's ability to continue as a going concern in its audit opinion issued in March 1998.
o	Universal has reported losses in each of the last eight fiscal quarters.
o
Universal's need for infusions of working capital to continue operations."   See Schedule 14D-1 and Schedule 13D, 99Cents Only Stores as bidder and Universal International, Inc. as subject company, as filed with the Commission on August 7, 1998.

So, if the Company references Mr. Ravich's bankruptcy experience in future filings, it will reference his experience at Universal International, Inc.
*     *     *
If you would like to discuss the responses, please call contact Peter D. Fetzer at (414) 297‑5596.
Very truly yours,

/s/ Peter D. Fetzer

Peter D. Fetzer

cc:            Thomas E. Klemma
   Rockwell Medical, Inc.